

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2021

Martin D. McNulty, Jr.
Chief Executive Officer
Starboard Value Acquisition Corp.
777 Third Avenue, 18th Floor
New York, New York 10017

> **Re: Starboard Value Acquisition Corp.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed June 14, 2021**
> **File No. 001-39496**

Dear Mr. McNulty:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement filed on June 14, 2021

Questions and Answers About the Proposals for SVAC Stockholders
What interests do the Sponsor and our current officers and directors have in the Business Combination?, page 12

1. Please revise to quantify the aggregate dollar amount of what the sponsor and its affiliates as well as the company's officers and directors have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.

Do I have redemption rights?, page 13

2.   We note that your sponsor and officers and directors have agreed to waive their redemption rights with respect to any shares of common stock held by them in connection with the completion of the Business Combination. To the extent applicable, please describe any consideration provided in exchange for this agreement.

What happens if a substantial number of the public stockholders vote in favor of the Business Combination Proposal..., page 14

3.   Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Separately, where applicable, please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

4.   It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

If I am a warrant holder, can I exercise redemption rights with respect to my warrants?, page 15

5.   Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Summary of the Proxy Statement
Impact of the Business Combination on SVAC's Ownership, page 32

6.   Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Risk Factors, page 44

7.   Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Risks Related to SVAC and the Business Combination
<u>Our Sponsor and certain of our directors and officers hold all of our founder shares and private placement warrants, page 64</u>

8. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

<u>We may redeem the unexpired redeemable warrants prior to their exercise at a time that is disadvantageous to warrant holders, page 69</u>

9. Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Additionally, where applicable, clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

<u>Unaudited Pro Forma Condensed Combined Financial Information , page 83</u>

10. We note your revised disclosures in response to prior comment 6. Please further revise to show the impact on the pro forma financials or affected amounts within such financials should more than 20,446,149 public shares be redeemed. Refer to Article 11-02(a)(10) of Regulation S-X

11. Please tell us what is meant by "minimum aggregate Business Combination proceeds" and revise to provide quantified information regarding this condition. Similarly, throughout the filing you refer to the "minimum cash condition" for the closing. Please revise to ensure that this amount is clearly quantified both here and elsewhere where it is discussed.

<u>PROPOSAL NUMBER 1 THE BUSINESS COMBINATION PROPOSAL</u>
<u>Background of the Business Combination, page 104</u>

12. We note your revision in response to our prior comment 10. Please further revise to discuss how the merger consideration and post- combination ownership structure and percentages were determined. Additionally, with respect to the PIPE transaction, please discuss the negotiation and marketing processes, including which party selected the PIPE investors; what relationships, if any, the PIPE investors have with the SPAC, the sponsors, the target and its affiliates, and the placement agent; and how the terms of the PIPE transactions were determined. Finally, please tell us whether there were any valuations or other material information about the SPAC, the target, or the de-SPAC transaction provided to potential PIPE investors that have not been disclosed publicly.

Summary of SVAC Financial Analysis
Comparable Company Analysis, page 116

13.   We note your revisions in response to prior comment 12. Further revise to provide additional data such as the high, low and, if calculated, median and mean values and growth and discount rates for the comparable companies, as applicable. In this regard, we note your disclosure that "the subset of companies listed... that are U.S. data center companies... traded at an average EV / 2021E EBITDA multiple of greater than 20.0x, with all the companies trading at multiples above 15.6x."

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operational and Business Metrics, page 193

14.   We note your response to prior comment 17. As previously requested, tell us and revise to disclose whether MRR is measured at a point in time (e.g. last month of the period) or whether it represents an average for a particular period (e.g. average MRR for fiscal year). Also, revise to disclose how MRR is calculated and ensure you address how the calculation is impacted by the fact that colocation fees generally have a contract term of up to three years whereas interconnection service contracts are generally month-to-month. Lastly, disclose the MRR for each period presented.

15.   We note your response to comment 18 and it is still unclear how bookings is calculated and what it represents. You disclose that bookings is the increase in MRR divided by the term of the contract (months) and is calculated at contract execution. You had previously disclosed that MRR is calculated as the total contract value / term of the contract (months). As MRR is measured in months, please explain why the change in MRR would be divided again by the term of the contract in months to arrive at bookings. Further, explain how bookings is the increase in MRR measured at contract execution. If MRR is measured at contract execution, explain what it is measured against to determine if there is an increase or decrease. Lastly, explain further what this measure represents. In this regard, bookings was $2.3 million as of March 31, 2021. Tell us and revise to explain whether this means total MRR as of March 31, 2021 was $2.3 million more than total MRR as of December 31, 2020, or explain.

16.   You disclose churn is the decrease in MRR. Please revise to explain this further as it unclear how churn is calculated, what it represents and how it relates to bookings. If churn is the decrease in MRR, explain when this measurement is taken and how it relates to bookings, which appears to be the increase in MRR. Further, we note churn was $1.8 million of March 31, 2021. Please tell us and revise to disclose whether this means that MRR as of March 31, 2021 was $1.8 million less than MRR as of December 31, 2020 and, if so, how that relates to bookings, which appears to show an increase in MRR over the same period of $2.3 million. If this is not what churn or the $1.8 million represents, tell us and revise to explain what it means.

Key Components of Operating Results, page 194

17. We note your response to prior comment 21. Please expand your disclosures to incorporate this information and briefly describe the interconnection services, how they relate to the colocation services as well as note the percentage of revenue generated from the interconnection services each period presented.

Notes to Unaudited Condensed Consolidated Financial Statements
Note 5. Revenue
Remaining Performance Obligations, page F-61

18. Your disclosures indicate that remaining performance obligations do not include variable consideration related to unsatisfied performance obligations or any contract that could be terminated without any significant penalties. Based on your response to prior comment 21, it appears that such amounts comprise a small portion of your total revenue; however, your remaining performance obligations are much lower than revenue generated for any of the periods presented. Please explain to us and revise your disclosures as necessary to describe your obligations under the various contracts including your colocation contracts, which you disclose can have a contract term of up to three years.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Melissa Kindelan, Senior Staff Accountant, at 202-551-3564 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at 202-551-3673 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Alice Hsu